UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of the Issuer)

Liminal BioSciences Inc.

Structured Alpha LP

Thomvest Asset Management Ltd.

Peter J. Thomson

Eugene Siklos

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

53272L202

(CUSIP Number of Class of Securities)

Bruce Pritchard Chief Executive Officer Liminal BioSciences Inc. 440, boul. Armand-Frappier Bureau 300 Laval, Quebec H7V 4B4 (450) 781-0115	Eugene Siklos, President Structured Alpha LP c/o Thomvest Asset Management Ltd. 65 Queen Street West, Suite 2400 Toronto, Ontario, M5H 2M8 (416) 364-8700

With copies to:

Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, Québec H3B 3V2 Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez	Cooley LLP 55 Hudson Yards New York, NY 10001 Attention: Kevin Cooper and Richard Segal	Torys LLP 79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Attention: John Emanoilidis	Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Attention: Mile Kurta

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Liminal BioSciences Inc. (the “Company”), a corporation existing under the laws of Canada and the issuer of the common shares, no par value per share (the “Shares”), that is subject to the Rule 13e-3 transaction; (ii) Structured Alpha LP, a limited partnership existing under the laws of the Cayman Islands (“SALP”); (iii) Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario (“Thomvest”); (iv) Peter J. Thomson; and (v) Eugene Siklos (Eugene Siklos, together with SALP, Thomvest and Peter J. Thomson, the “Purchaser Filing Parties”).

On July 11, 2023, the Company and SALP entered into an Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”), which provides for, among other things, the acquisition by SALP, directly or indirectly, of all of the issued and outstanding Shares of the Company that SALP or its affiliates do not own (the “Minority Shares”) through a Plan of Arrangement (the “Arrangement”) pursuant to the provisions of the Canada Business Corporation Act (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Information Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the holders of the Shares (the “Shareholders”) has been called for September 15, 2023 (the “Meeting”) to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). Capitalized terms used but not expressly defined in this Schedule 13E-3 are given the respective meanings given to them in the Circular.

The Circular is being provided to the Shareholders pursuant to applicable Canadian law. In order to become effective, the Arrangement must be passed by at least (i) two-thirds (66 2/3%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting, voting as a single class (each holder of Shares being entitled to one vote per Share) and (ii) the approval of the majority of the holders of Shares present in person or represented by proxy at the Meeting, excluding the votes of Shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions in the context of a “business combination”, namely the Shares over which SALP and its affiliates and associates exercise control or direction.

Under the Arrangement, each issued outstanding Share, other than (i) Shares owned by SALP or its affiliates and (ii) Shares with respect to which Dissenting Holders who have validly exercised their Dissent Rights in accordance with the Arrangement and who are ultimately entitled to be paid the fair value for such Shares, shall, without any further action by or on behalf of a holder of such Shares, be deemed to be assigned and transferred by the holder thereof to SALP in exchange for US$8.50 per Share, payable in cash.

The Arrangement remains subject to the satisfaction or waiver of the conditions set forth in the Agreement, including the approval and adoption of the Arrangement Resolution by the Shareholders and the grant of the Final Order by Ontario Superior Court of Justice (Commercial List), approving the Arrangement.

The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all appendices thereto, is incorporated herein by reference, in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Circular and the appendices thereto.

A special committee of the board of directors of the Company (the “Board”) consisting entirely of disinterested directors (the “Special Committee”) conducted, with the assistance of its financial and legal advisors, a review of the alternatives available to the Company and obtained an independent valuation of the Shares. Following this process, and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the Special Committee unanimously determined (i) that the Arrangement is fair to the holders of Minority Shares (the “Minority Shareholders”) and (ii) that the Arrangement and the entering into of the Agreement is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote in favor of the Arrangement Resolution.

On the unanimous recommendation of the Special Committee, and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various factors, the Board, with Messrs. Eugene Siklos and Alek Krstajic (being the two directors on the Board affiliated with SALP) having recused themselves, unanimously determined (i) that the Arrangement is fair to Minority Shareholders and (ii) that the Arrangement and the entering into of the Agreement is in the best interests of the Company, and recommends that the Minority Shareholders vote in favor of the Arrangement.

All information concerning the Company contained in, or incorporated by reference, into this Schedule 13E-3 and the Circular was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Circular was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy or completeness of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement”

“Questions and Answers about the Meeting and the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement – Accounting Treatment of the Arrangement”

Item 2.	Subject Company Information

(a) Name and Address. The information set forth in the Circular under the following caption is incorporated herein by reference:

The name of the subject company is Liminal BioSciences Inc. The address and telephone number of the subject company’s principal executive offices are as follows:

231 Dundas Street East

Belleville, Ontario

Canada K8N 0K1

1-450-781-0115

The information set forth in the Circular under the caption “Information Concerning Liminal BioSciences” is incorporated herein by reference.

(b) Securities. The subject class of equity securities is common shares, no par value, of the Company. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Arrangement”

“The Arrangement – Required Shareholder Approval”

“Information Concerning Liminal BioSciences – Description of Share Capital”

“Meeting and Voting Information – Voting Rights, Voting Shares and Principal Holders Thereof”

(c) Trading Market and Price. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Effect of the Arrangement”

“Information Concerning Liminal BioSciences – Market Price and Transaction Volume”

(d) Dividends. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Liminal BioSciences – Dividend Policy”

(e) Prior Public Offerings. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Liminal BioSciences – Prior Sales”

(f) Prior Stock Purchases. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Liminal BioSciences – Prior Sales”

Item 3.	Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

Liminal BioSciences Inc. is the subject company. The name, business address, present principal occupation or employment, material occupations or employment in the past five years, and citizenship of each director and executive officer of Liminal BioSciences Inc. are set forth in Schedule A hereto and are incorporated by reference herein. During the last five years, none of Liminal BioSciences Inc. nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment, material occupations or employment in the past five years, and citizenship of each of the executive officers and directors of each of the Purchaser Filing Parties are set forth in Schedule B hereto and are incorporated by reference herein. During the last five years, none of the Purchaser Filing Parties nor, to the best of their knowledge, any of the persons listed in Schedule B hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Parties to the Arrangement – Liminal BioSciences”

“Summary of the Arrangement – Parties to the Arrangement – Purchaser and Thomvest”

“Information Concerning the Purchaser Filing Parties”

“Information Concerning Liminal BioSciences”

“Information Concerning Liminal BioSciences – Ownership of Securities”

“Information Concerning Liminal BioSciences – Directors and Executive Officers”

Item 4.	Terms of the Transaction

(a)(1) Tender Offers.

Not Applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Liminal BioSciences Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendations of the Special Committee and the Board”

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

“Special Factors – Effect of the Arrangement”

“Special Factors — Interests of Certain Persons in the Arrangement — Accounting Treatment of the Arrangement”

“The Arrangement – Overview”

“The Arrangement – Required Shareholder Approval”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Payment of Consideration”

“Certain Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”

“Certain Income Tax Considerations – Holders Resident in Canada”

“Certain Income Tax Considerations – Holders Not Resident in Canada”

“Certain Income Tax Considerations – Certain United States Federal Income Tax Considerations”

“Meeting and Voting Information – Voting Rights, Voting Shares and Principal Holders Thereof”

“Risk Factors – Risks Related to the Arrangement – Shareholders will no longer hold an interest in the Company following the Arrangement”

“Risk Factors – Risks Related to the Arrangement – The Arrangement will be a taxable transaction for most Shareholders”

(c) Different Terms. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“The Arrangement – Benefits of the Arrangement to the Directors and Officers of the Company”

“The Arrangement – Benefits of the Arrangement for the Purchaser”

“Information Concerning the Purchaser Filing Parties”

“Risk Factors – Risks Related to the Arrangement – Liminal BioSciences directors and officers may have interests in the Arrangement that are different from those other Shareholders”

(d) Appraisal Rights. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers about the Meeting and the Arrangement – Questions Relating to the Special Meeting of Shareholders”

“Summary of the Arrangement – Implementation of the Arrangement”

“Summary of the Arrangement – Dissent Rights”

“Special Factors — Reasons for the Recommendation of the Special Committee and the Board – Procedural Safeguards and Fairness”

“The Arrangement – Implementation of the Arrangement”

“Certain Legal and Regulatory Matters – Dissenting Shareholders Rights”

“Certain Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Shares”

“Certain Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”

“Certain Income Tax Considerations – Certain United States Federal Income Tax Considerations – Consequences to Dissenting U.S. Shareholders”

“Appendix C: Interim Order”

“Appendix F: Section 190 of the Canada Business Corporations Act”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Certain Legal and Regulatory Matters – Provision for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading.

Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“Information Concerning Liminal BioSciences – Prior Sales”

(b) Significant Corporate Events. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Background to the Arrangement”

“Summary of the Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“The Arrangement – Background to the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“Appendix B: Plan of Arrangement”

(c) Negotiations or Contacts. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Background to the Arrangement”

“Summary of the Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“Summary of the Arrangement Agreement – Post-Closing Employment Matters”

“The Arrangement – Background to the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“Appendix B: Plan of Arrangement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Background to the Arrangement”

“Summary of the Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“The Arrangement – Background to the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“Appendix B: Plan of Arrangement”

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers about the Meeting and the Arrangement – Questions Relating to the Special Meeting of Shareholders”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Benefits of the Arrangement for the Purchaser”

“The Arrangement – Detriments of the Arrangement for the Purchaser”

(c)(1) – (8) Plans. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Effect of the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“Summary of the Arrangement Agreement – Covenants – Covenants Relating to Exchange Delisting”

“Information Concerning Liminal BioSciences – Material Changes in the Affairs of the Company”

“Risk Factors – Risks Related to the Arrangement – Liminal BioSciences directors and officers may have interests in the Arrangement that are different from those other Shareholders”

“Appendix B: Plan of Arrangement”

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers about the Meeting and the Arrangement”

“Summary of the Arrangement – Reasons for the Recommendation”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

(b) Alternatives. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Reasons for the Recommendation”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

(c) Reasons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers about the Meeting and the Arrangement”

“Summary of the Arrangement – Background to the Arrangement”

“Summary of the Arrangement – Recommendation of the Special Committee”

“Summary of the Arrangement – Recommendation of the Board”

“Summary of the Arrangement – Reasons for the Recommendations”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“Summary of the Arrangement – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Liminal BioSciences Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

(d) Effects. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers about the Meeting and the Arrangement”

“Summary of the Arrangement – Reasons for the Recommendations”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“Summary of the Arrangement – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

“Summary of the Arrangement – Implementation of the Arrangement”

“Summary of the Arrangement – Certain Canadian Federal Income Tax Considerations”

“Summary of the Arrangement – Certain United States Federal Income Tax Considerations”

“Special Factors – Liminal BioSciences Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

“Special Factors – Effects of the Arrangement”

“Special Factors – Interests of Certain Persons in the Arrangement”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Payment of Consideration”

“The Arrangement – Benefits of the Arrangement for the Company’s Minority Shareholders”

“The Arrangement – Detriments of the Arrangement for the Company’s Minority Shareholders”

“The Arrangement – Benefits of the Arrangement to the Directors and Officers of the Company”

“The Arrangement – Benefits of the Arrangement for the Purchaser”

“The Arrangement – Detriments of the Arrangement for the Purchaser”

“Certain Income Tax Considerations – Certain Canadian Federal Income Tax Consideration”

“Certain Income Tax Considerations – Holders Resident in Canada”

“Certain Income Tax Considerations – Holders Not Resident in Canada”

“Certain Income Tax Considerations – Certain United States Federal Income Tax Considerations”

“Meeting and Voting Information – Voting Rights, Voting Shares and Principal Holders Thereof”

“Risk Factors – Risks Related to the Arrangement – Shareholders will no longer hold an interest in the Company following the Arrangement”

“Risk Factors – Risks Related to the Arrangement – The Arrangement will be a taxable transaction for most Shareholders”

“Appendix B: Plan of Arrangement”

Item 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers about the Meeting and the Arrangement”

“Summary of the Arrangement – Background to the Arrangement”

“Summary of the Arrangement – Recommendation of the Special Committee”

“Summary of the Arrangement – Recommendation of the Board”

“Summary of the Arrangement – Reasons for the Recommendations”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“Summary of the Arrangement – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Liminal BioSciences Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

“Appendix E: Formal Valuation and Opinion”

(c) Approval of Security Holders. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of the Arrangement – The Meeting”

“Summary of the Arrangement – Required Shareholder Approval”

“Summary of the Arrangement – Reasons for the Recommendations”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement – Required Shareholder Approval”

“Certain Legal and Regulatory Matters – Securities Law Matters”

(d) Unaffiliated Representative. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board – Procedural Safeguards and Fairness”

Special Factors – Interests of Certain Persons in the Arrangement – Arrangements between Liminal BioSciences and Security Holders”

“Certain Legal and Regulatory Matters – Provision for Unaffiliated Shareholders”

(e) Approval of Directors. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Recommendation of the Special Committee”

“Summary of the Arrangement – Recommendation of the Board”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – Interests of Certain Persons in the Arrangement”

“The Arrangement – Benefits of the Arrangement to the Directors and Officers of the Company”

“Risk Factors – Risks Related to the Arrangement – Liminal BioSciences directors and officers may have interests in the Arrangement that are different from those other Shareholders”

(f) Other Offers. The information set forth in the Circular under the following captions is incorporated herein by reference:

Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)– (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Circular under the following captions is incorporated herein by reference.

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of the Arrangement – Recommendation of the Special Committee”

“Summary of the Arrangement – Recommendation of the Board”

“Summary of the Arrangement – Reasons for the Recommendations”

“Special Factors – Background to the Arrangement”

“Special Factors – Liminal Biosciences Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”

“Appendix E: Formal Valuation and Opinion”

Item 10.	Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Sources of Funds for the Arrangement”

(c) Expenses. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Expenses of the Arrangement”

“Summary of the Arrangement Agreement – Expenses”

(d) Borrowed Funds.

Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Meeting and Voting Information – Voting Rights, Voting Shares and Principal Holders Thereof”

“The Arrangement – Required Shareholder Approval”

“Information Concerning Liminal BioSciences – Ownership of Securities”

(b) Securities Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Liminal BioSciences – Prior Sales”

“Information Concerning Liminal BioSciences – Commitments to Acquire Securities of the Company”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“Special Factors – Interests of Certain Persons in the Arrangement – Intention of Directors and Executive Officers”

(e) Recommendation of Others. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of the Arrangement – Recommendation of the Special Committee”

“Summary of the Arrangement – Recommendation of the Board”

“Summary of the Arrangement – Reasons for the Recommendations”

“Summary of the Arrangement – The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement”

“Summary of the Arrangement – Position of the Purchaser Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Liminal BioSciences Purpose and Reasons for the Arrangement”

“Special Factors – Reasons for the Recommendation of the Special Committee and the Board”

“Special Factors – Determinations and Recommendation of the Special Committee and the Board”

“Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Liminal BioSciences – Selected Historical Financial Information”

“Information Concerning Liminal BioSciences – Selected Historical Financial Information – Net Book Value”

“Information Concerning Liminal BioSciences – Additional Information”

The Company’s audited consolidated annual financial statements as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon, which was filed with the SEC as pages F-1 through F-56 of the Company’s Annual Report on Form 20-F on March 15, 2023 and the Company’s unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2023, together with the notes thereon, which was furnished to the SEC as Exhibit 99.3 to the Company’s Report on Form 6-K on August 8, 2023 are incorporated herein by reference.

(b) Pro Forma Information.

Not Applicable.

(c) Summary Information. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Liminal BioSciences – Selected Historical Financial Information”

“Information Concerning Liminal BioSciences – Selected Historical Financial Information – Net Book Value”

“Information Concerning Liminal BioSciences – Additional Information”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Special Meeting of Shareholders”

“Meeting and Voting Information”

“The Arrangement – Expenses of the Arrangement”

(b) Employees and Corporate Assets. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Special Meeting of Shareholders”

“Meeting and Voting Information”

“The Arrangement – Expenses of the Arrangement”

Item 15.	Additional Information

(b) Golden Parachute Compensation.

Not applicable.

(c) Other Material Information. The entirety of the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Circular dated August 16, 2023

(a)(2)(ii)	Form of Proxy

(a)(2)(iii)	Voting Instruction Form

(a)(2)(iv)	Letter of Transmittal

(a)(2)(v)	Notice of Special Meeting (incorporated by reference to the Circular)

(a)(2)(vi)	Letter to Shareholders (incorporated by reference to the Circular)

(a)(5)(i)	Press release of the Company and Structured Alpha LP with respect to the signing of the Arrangement Agreement, dated July 12, 2023, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on July 12, 2023

(c)(1)	Formal Valuation and Opinion, dated July 11, 2023, of BMO Nesbitt Burns Inc. to the Special Committee (incorporated by reference to Appendix E to the Circular)

(c)(2)	Special Committee Update, dated June 9, 2023, of BMO Nesbitt Burns Inc.

(c)(3)	Preliminary Discussion Materials, dated June 20, 2023, of BMO Nesbitt Burns Inc. for the Special Committee

(c)(4)	Preliminary DCF Sensitivity, dated June 21, 2023, of BMO Nesbitt Burns Inc. for the Special Committee

(c)(5)	Presentation, dated July 11, 2023, of BMO Nesbitt Burns Inc. to the Special Committee

(d)(1)	Plan of Arrangement (incorporated by reference to Appendix B to the Circular)

(d)(2)	Arrangement Resolution (incorporated by reference to Appendix A to the Circular)

(d)(3)	Form of Voting and Support Agreement, incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K submitted to the SEC on July 12, 2023

(f)(i)	Interim Order (incorporated herein by reference to Appendix C to the Circular)

(f)(ii)	Section 190 of the Canada Business Corporations Act (incorporated by reference to Appendix F to the Circular)

107	Filing Fee Table

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMINAL BIOSCIENCES INC.

By:	/s/ Bruce Pritchard
Name:	Bruce Pritchard
Title:	Chief Executive Officer
Date:	August 16, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRUCTURED ALPHA LP, by its general partner THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Title:	President
Date:	August 16, 2023

THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Title:	President
Date:	August 16, 2023

PETER J. THOMSON

By:	/s/ Peter J. Thomson
Name:	Peter J. Thomson
Date:	August 16, 2023

EUGENE SIKLOS

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Date:	August 16, 2023

SCHEDULE A

Directors and Executive Officers of Liminal Biosciences Inc. (“Company”)

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Bruce Pritchard / United Kingdom / Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG	1. Company 2. Company 3. Company	231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Chief Executive Officer 2. Chief Operating Officer 3. Interim CFO	1. November 2020 2. August 2014 3. August 2017	1. Present 2. November 2020 3. September 2019

Patrick Sartore / Canada / 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4	1. Company 2. Company 3. Company	231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. President 2. Chief Operating Officer 3. Chief Legal Officer and Corporate Secretary	1. November 2020 2. May 2019 3. May 2015	1. Present 2. November 2020 3. September 2019

Nicole Rusaw / Canada / 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Company 2. Ionic Brands Corp. 3. Copland Road Capital Corp (f/k/a Nabis Holdings Inc.) 4. Nuvo Pharmaceuticals Inc.

1. 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1

2. 1142 Broadway, Suite 300, Tacoma, Washington 98402

3. 217 Queen Street West #401 Toronto ON M5V 0R2

4. 6733 Mississauga Road, Suite 800 Mississauga, Ontario Canada, L5N 6J5

			1. Chief Financial Officer 2. Chief Financial Officer 3. Chief Financial Officer 4. Interim VP Operations and Administration	1. November 2022 2. June 2021 3. October 2019 4. October 2018	1. Present 2. December 2021 3. January 2021 4. June 2019

Marie Iskra / Canada / 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4	1. Company 2. Company	231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. General Counsel and Secretary 2. Associate General Counsel	1. August 2019 2. July 2018	1. Present 2. August 2019

Simon Best / United Kingdom / 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Company 2. Company	231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Lead Independent Director 2. Interim President and Chief Executive Officer	1. May 2014 2. December 2018	1. Present 2. April 2019

Gary J. Bridger / United States / 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Company 2. Expansion Therapeutics 3. X4 Pharmaceuticals, Inc. 4. Aquinox Pharmaceuticals, Inc.

1. 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1

2. 555 Heritage Drive, Suite 150, Jupiter, Florida 33458

3. 955 Massachusetts Avenue, 4th Floor, Cambridge, MA 02139

4. 188 East Blaine Street, Suite 450, Seattle, Washington 98102

			1. Director 2. Director 3. Director 4. Director	1. May 2019 2. January 2022 3. October 2018 4. October 2013	1. Present 2. Present 3. Present 4. August 2019

Neil A. Klompas / Canada / 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Company 2. Zymeworks Inc. 3. Zymeworks Inc.	1. 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1 2. 108 Patriot Drive, Suite A, Middletown, Delaware 19709 3. 108 Patriot Drive, Suite A, Middletown, Delaware 19709	1. Director 2. President and Chief Operating Officer 3. Chief Financial Officer	1. May 2019 2. January 2022 3. March 2007	1. Present 2. June 2023 3, January 2022

Alek Krstajic / Canada / 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Company	1. 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Director	1. September 2020	1. Present

Eugene Siklos / Canada and Ireland / 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Company 2. Thomvest Asset Management and related entities 3. Export Development Canada	1. 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1 2. 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8 3. 150 Slater Street, Ottawa, ON K1A 1K3	1. Director 2. President (and for Thomvest Asset Management Ltd., Director) 3. Vice President, Head of Investments	1. September 2020 2. August 2020 3. May 2009	1. Present 2. Present 3. August 2020

Timothy Steven Wach / Canada / 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1	1. Company 2. Taxand.	1. 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1 2. Aerogolf Center, 1B Hieinhaff, L-1736 Senningerberg, Luxembourg	1. Director 2. Managing Director	1. May 2019 2. January 2015	1. Present 2. February 2020

SCHEDULE B

Directors and Executive Officers of the Purchaser Filing Parties

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Peter J. Thomson / Canada / 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Thomvest Asset Management Ltd. and related entities	1. 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Director, Chief Executive Officer and Chair	1. June 1992	1. Present

Eugene Siklos / Canada and Ireland / 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Thomvest Asset Management Ltd. and related entities 2. Export Development Canada	1. 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8 2. 150 Slater Street, Ottawa, ON K1A 1K3	1. President (and for Thomvest Asset Management Ltd., Director) 2. Vice President, Head of Investments	1. August 2020 2. May 2009	1. Present 2. August 2020

Yvonne Verheij / Canada / 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Thomvest Asset Management Ltd. and related entities	1. 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Vice President, Accounting and Finance	1. May 1998	1. Present

Stephanie Robinson / Canada / 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8	1. Thomvest Asset Management Ltd. and related entities 2. Bank of Montreal	1. 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8 2. 100 King St West, Toronto, ON M5X 1A3	1. General Counsel 2. Associate General Counsel	1. July 2021 2. February 2015	1. Present 2. July 2021